                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 4 TO SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                            BUCKEYE TECHNOLOGIES INC.
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                            (Name of Subject Company)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class Of Securities)

                                   11815H 10 4
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                                 (CUSIP Number)

                                 LINDA M. CROUCH
                        207 MOCKINGBIRD LANE, SUITE 300
                          JOHNSON CITY, TENNESSEE 37604
                                 (423) 975-7623
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            (Name, Address and Telephone Numbers of Person Authorized
                     to Receive Notices and Communications)

                                November 3, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP NO.  11815H 10 4                                                                  PAGE 2
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1.       Names of Reporting Persons. S.S. or                 Robert E. Cannon Grantor Retained
         I.R.S. Identification Nos. of Above                 Annuity Trust, Robert Howard
         Persons                                             Cannon and Richard Prosser
                                                             Guenther, Co-Trustees
                                                             62-6300336
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2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
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3.       SEC Use Only
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4.       Source of Funds (See Instructions)                  Not applicable.
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5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
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6.       Citizenship or Place of Organization                Tennessee
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Number of Shares          7.      Sole Voting Power          3,599,794
Beneficially           ------------------------------------------------------------------------
Owned by Each             8.      Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                          9.      Sole Dispositive           3,599,794
                                  Power
                       ------------------------------------------------------------------------
                          10.     Shared Dispositive
                                  Power
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11.      Aggregate Amount Beneficially Owned                 3,599,794
         by Each Reporting Person
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12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
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13.      Percent of Class Represented by Amount              10.23%
         in Row (11)
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14.      Type of Reporting Person (See                       00
         Instructions)

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CUSIP NO.  11815H 10 4                                                                  PAGE 3
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1.       Names of Reporting Persons. S.S. or                 Kathryn Gracey Cannon Grantor
         I.R.S. Identification Nos. of Above                 Retained Annuity Trust, Robert
         Persons                                             Howard Cannon and Richard Prosser
                                                             Guenther, Co-Trustees
                                                             62-6300337
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2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
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3.       SEC Use Only
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4.       Source of Funds (See Instructions)                  Not applicable
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5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
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6.       Citizenship or Place of Organization                Tennessee
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Number of Shares          7.      Sole Voting Power          3,747,052
Beneficially           ------------------------------------------------------------------------
Owned by Each             8.      Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                          9.      Sole Dispositive           3,747,052
                                  Power
                       ------------------------------------------------------------------------
                          10.     Shared Dispositive
                                  Power
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11.      Aggregate Amount Beneficially Owned                 3,747,052
         by Each Reporting Person
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount              10.65%
         in Row (11)
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14.      Type of Reporting Person (See                       00
         Instructions)

         This Amendment No. 4 to the Schedule 13D relating to shares of common stock, $.01 par value (the "Common Stock"), of Buckeye Technologies Inc., a Delaware corporation (the "Issuer"), is being filed by each of Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees (the "REC GRAT"), and Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees ("KGC GRAT"), in order to report a decrease in its respective beneficial ownership of greater than 5% of the Common Stock of Issuer.

         Schedule 13D was filed in December 1995 reflecting the initial acquisition by the REC GRAT and the KGC GRAT of shares of the Issuer. At that time, the REC GRAT acquired 2,755,998 shares from the grantor, Robert E. Cannon at no cost and 1,066,082 shares purchased in the Issuer's initial public offering. At that time, the KGC GRAT had acquired 2,755,830 shares from the grantor, Robert E. Cannon at no cost and 1,066,080 shares purchased in the issuer's initial public offering.

         Amendment No. 1 to the Schedule 13D was filed in July 1996 reflecting additional acquisitions of the Issuer's Common Stock by the REC GRAT and the KGC GRAT. At that time, the REC GRAT acquired 940,534 shares in a private transaction and 30,284 in the Issuer's secondary offering. At that time, the KGC GRAT acquired 880,686 shares in a private transaction and 30,292 shares were purchased in the Issuer's secondary offering.

         Amendment No. 2 to the Schedule 13D was filed in March 1999 reflecting a decrease in ownership of the Issuer's Common Stock by the REC GRAT and the KGC GRAT. At that time the REC GRAT distributed 254,112 shares and the KGC GRAT distributed 246,927 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the REC GRAT and the KGC GRAT.

         Amendment No. 3 to the Schedule 13D was filed in June 1999 reflecting a decrease in ownership of the Issuer's Common Stock by the REC GRAT and the KGC GRAT. At that time the REC GRAT distributed 297,308 shares and the KGC GRAT distributed 236,058 shares of the Issuer to Katherine Cannon Warren, a beneficiary of the REC GRAT and the KGC GRAT.

ITEM 1. SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates is Common Stock, par value $.01. The name of the subject company is Buckeye Technologies Inc. and its principal executive offices are located at 1001 Tillman Street, Memphis, Tennessee 38108.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The entities filing this Amendment No. 4 to the Schedule 13D are:
Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees ("KGC GRAT") and Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees ("REC GRAT").

         (b) The principal business address of all of the KGC GRAT, the REC GRAT, Robert Howard Cannon and Richard Prosser Guenther is 432 East Racquet Club Place, Memphis, Tennessee 38117.

         (d) and (e) Neither the KGC GRAT, the REC GRAT nor their respective co-trustees, Robert Howard Cannon and Richard Prosser Guenther have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (c) and (f)  Not Applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable

ITEM 4. PURPOSE OF TRANSACTION.

         The REC GRAT and the KGC GRAT, pursuant to their terms, made a distribution of 274,692 and 197,609, respectively, to Katherine Cannon Warren, a beneficiary of the REC GRAT and the KGC GRAT, which distributions, taken together, reduced the ownership of Common Stock of the Issuer by the GRATs by greater than 1% of the outstanding Common Stock of the Issuer. The REC GRAT and the KGC GRAT continue to hold the remaining shares of the Issuer for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) REC GRAT is now the beneficial owner of 3,599,794 and the KGC GRAT is now the beneficial owner of 3,747,052 of the outstanding shares of Common Stock of the Issuer.

         (b) Robert Howard Cannon and Richard Prosser Guenther, co-trustees of each of the KGC GRAT and the REC GRAT, have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all of the shares of Common Stock of the Issuer owned by each of the REC GRAT and the KGC GRAT.

         (c)  Not Applicable.

         (d) Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 1999

                                      ROBERT E. CANNON GRANTOR
                                      RETAINED ANNUITY TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Co-Trustee

                                      By: /s/ Richard Prosser Guenther
                                          --------------------------------------
                                           Richard Prosser Guenther, Co-Trustee

                                      KATHRYN GRACEY CANNON
                                      GRANTOR RETAINED ANNUITY
                                      TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Co-Trustee

                                      By: /s/ Richard Prosser Guenther
                                          --------------------------------------
                                           Richard Prosser Guenther, Co-Trustee